FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

31

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nouveau Monde Graphite Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nouveau Monde Graphite Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit and requires additional financing in order to fund its development and acquisition activities and has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

March 27, 2024

We have served as the Company’s auditor since 2017.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at December 31, 2023	As at December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	6	36,332	59,924
Grants receivable and other current assets	12	1,334	3,983
Sales taxes receivable		1,061	1,972
Tax credits receivable		1,502	4,362
Restricted cash and deposits		—	621
Prepaid expenses		2,697	3,062
Total current assets		42,926	73,924

NON-CURRENT
Tax credits receivables		8,846	5,458
Investment - Listed shares	7	1,075	800
Property, plant and equipment	8	66,619	64,135
Intangible assets	9	59	182
Right-of-use assets	10	1,884	2,656
Deposits		2,530	2,919
Total non-current assets		81,013	76,150
Total assets		123,939	150,074

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11	9,798	15,429
Deferred grants	12	1,255	20
Current portion of lease liabilities	13	451	431
Current portion of borrowings	14	480	225
Total current liabilities		11,984	16,105

NON-CURRENT
Asset retirement obligation	16	987	952
Lease liabilities	13	1,636	2,386
Borrowings	14	1,278	1,763
Convertible notes	15	53,624	56,544
Total non-current liabilities		57,525	61,645
Total liabilities		69,509	77,750

EQUITY
Share capital	17	238,823	210,786
Other reserves	15	7,692	829
Contributed surplus		28,502	25,313
Deficit		(220,587)	(164,604)
Total equity		54,430	72,324
Total liabilities and equity		123,939	150,074
Going Concern	1
Commitments	28
Subsequent events	30

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the years ended
		December 31, 2023	December 31, 2022
	Notes	$	$
EXPENSES
Exploration and evaluation expenses	18	9,456	7,427
Battery Material Plant project expenses	19	22,944	19,090
General and administrative expenses	20	22,704	28,674
Operating loss		55,104	55,191
Net financial costs (income)	21	479	(7,877)
Loss before tax		55,583	47,314
Income tax	22	400	400
Net loss and comprehensive loss		55,983	47,714

Basic loss per share	17.2	0.93	0.86
Diluted loss per share	17.2	0.93	0.90

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the year ended December 31, 2023
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2023		55,873,898	210,786	25,313	829	(164,604)	72,324
Shares issued from offering	17.1	4,850,000	29,565	—	—	—	29,565
Options exercised	17.3	180,000	956	(380)	—	—	576
Share-based compensation	17.3	—	—	3,569	—	—	3,569
Settlement of interests on Convertible Notes	15	—	—	—	6,863	—	6,863
Share issue costs		—	(2,484)	—	—	—	(2,484)
Net loss and comprehensive loss		—	—	—	—	(55,983)	(55,983)
Balance as at December 31, 2023		60,903,898	238,823	28,502	7,692	(220,587)	54,430

				Contributed	For the year ended December 31, 2022
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2022		55,118,316	206,483	16,102	—	(116,890)	105,695
Shares issued from offering	17.1	502,082	3,987	—	—	—	3,987
Options exercised	17.3	253,500	1,153	(417)	—	—	736
Share-based compensation	17.3	—	—	9,628	—	—	9,628
Settlement of interests on Convertible Notes	15	—	—	—	829	—	829
Share issue costs		—	(837)	—	—	—	(837)
Net loss and comprehensive loss		—	—	—	—	(47,714)	(47,714)
Balance as at December 31, 2022		55,873,898	210,786	25,313	829	(164,604)	72,324

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended
		December 31, 2023	December 31, 2022
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(55,983)	(47,714)
Depreciation and amortization	8-9-10	8,148	4,557
Change in fair value - listed shares	7	(275)	1,700
Change in fair value - embedded derivatives	15	(6,596)	(11,059)
Interest on convertible notes	15	6,863	829
Unrealized foreign exchange loss (gain)		(1,142)	352
Loss on disposal of property, plant and equipment	8	5	—
Share-based compensation	17.3	3,061	8,706
Accretion included within financial costs		4,326	816
Net change in working capital	23	2,078	(3,068)
Cash flows used in operating activities		(39,515)	(44,881)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	8-23	(14,408)	(26,678)
Investment in listed shares	7	—	(2,500)
Deposits		311	(1,641)
Grants received	12	4,024	2,821
Cash flows used in investing activities		(10,073)	(27,998)

FINANCING ACTIVITIES
Proceeds from offering	17.1	29,565	3,987
Proceeds from convertible notes	15	—	67,204
Convertible notes issue costs		(659)	(162)
Repayment of borrowings	14	(282)	(208)
Repayment of lease liabilities	13	(430)	(386)
Proceeds from the exercise of stock options	17.3	576	736
Share issue costs	17.1	(2,484)	(878)
Cash flows from financing activities		26,286	70,293

Effect of exchange rate changes on cash		(290)	155

Net change in cash and cash equivalents		(23,592)	(2,431)
Cash and cash equivalents at the beginning of the period		59,924	62,355
Cash and cash equivalents at the end of the period		36,332	59,924
Non-cash investing and financing activities	23

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange, NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the year ended December 31, 2023, the Company reported a net loss after tax of $56.0 million; cash outflows from operating activities of $39.5 million and an accumulated deficit of $220.6 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company completed a private placement for aggregate gross proceeds of US$50 million, with General Motors Holding LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”) on February 28, 2024. For more details refer to note 30 - subsequent events.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”).

The accounting policies set out in note 3 were consistently applied to all years presented in these consolidated financial statements unless as otherwise stated.

The consolidated financial statements for the year ended December 31, 2023 were approved and authorized for publication by the Board of Directors on March 27, 2024.

3.MATERIAL ACCOUNTING POLICIES

3.1	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, accounting policies of subsidiaries are consistent with the policies adopted by the Company.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Subsidiaries

Information on the Company’s subsidiaries as at December 31, 2023, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate company	Canada	2017
Nouveau Monde Europe LTD	Trading company	England and Wales	2020

3.2	FUNCTIONAL AND REPORTING CURRENCY

The group’s consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and its subsidiaries and the presentation currency.

Transactions in foreign currencies are initially recorded at their functional currency spot rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. All differences are taken to the statement of loss and comprehensive loss.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

3.3	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, duties for losses under the Mining Tax Act (Quebec), and qualified research and development expenditures tax credits. The tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will continue to comply with the conditions associated with them.

3.4	GRANTS RECEIVABLE

The Company periodically receives grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

3.5	PROPERTY PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and depreciated on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	10-25 years
Equipment	2-15 years
Furniture and other IT equipment	3-7 years
Rolling Stock	5 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

Borrowing Costs

Borrowing costs attributable to the acquisition, development or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets, until such time as the assets are substantially ready for their intended use. Interests on long-term debt are capitalized in assets under construction until substantially all the activities necessary to prepare the asset for its intended use are complete. Otherwise, borrowing costs are expensed as incurred in the statement

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

of loss and comprehensive loss. The Company capitalized borrowing costs related to the development and construction of the Matawinie Mine project in the Mine under Construction asset category.

3.6	INTANGIBLE ASSETS

The intangible assets include licenses with a definite useful life. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. The intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired.

Generally, the depreciation rates are as follows:

Licenses	2-10 years

3.7	INCOME TAXES

Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity.

̶Current Taxes

The Company currently does not generate income, and therefore does not incur tax expenses. The current tax expense relates to a benefit-sharing agreement with Saint-Michel-des-Saints (refer to note 28 - commitments).

3.8	EQUITY

̶Share Capital & Other Reserves

Share capital represents the amount received at the issuance of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

Other reserves relate to shares to be issued in relation to the settlement of interest on the Convertible notes (Note 15)

̶Contributed Surplus and Warrants

Contributed surplus includes charges related to share options not exercised and amounts attributable to expired warrants.

3.9	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include convertible debt, options, broker’s options, and warrants. Dilutive potential common shares arising from option type instruments shall be deemed to have been exercised at the beginning of the period or, if later, at the date of issue of the potential common shares and the proceeds from their exercise used to repurchase common shares at the average market price. The if-converted method is used for the convertible notes.

3.10	PROVISION FOR ASSET RETIREMENT OBLIGATION

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

i)	The Company has a present legal or constructive obligation as a result of past events;
ii)	It is probable that an outflow of resources will be required to settle the obligation;
iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

3.11	SHARE-BASED PAYMENTS

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, employees and consultants. The Company’s plan does not feature any option for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services rendered by reference to the fair value of the equity instruments granted.

Equity-settled share-based payments are either recognized as expenses in the statement of loss and comprehensive loss with a corresponding credit to Contributed surplus, in equity or capitalized under assets in construction.

The expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. No adjustment is made to any expense recognized in a prior period if some vested share options are not ultimately exercised.

3.12	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured at fair value on initial recognition. The subsequent measurement of financial assets and financial liabilities depends on the classification of the financial instrument.

Financial assets are derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled, or expired.

̶	Financial Assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit of loss (“FVTPL”), then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

̶	measured subsequently at amortized cost; or
̶	measured subsequently at fair value through other comprehensive loss (“FVTOCL”) or FVTPL.
i)Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

̶	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
ii)Financial assets measured at fair value

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVTOCL.

A financial asset shall be measured at FVTPL if both of the following conditions are met:

̶	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

recognition to account for equity investment at FVTOCL, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss unless the dividend clearly represents a repayment of part of the cost of the investment.

̶	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at FVTPL. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Financial Instruments – Fair Value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

̶	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
̶	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and
̶	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).
̶	Convertible Notes

Convertible Notes

The conversion feature (which includes shares and warrants) and the prepayment feature of convertible notes issued to investors (see note 15) are considered embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separates the embedded derivatives from the host contract and accounts for each element separately.

The conversion feature is classified as a derivative financial liability as the loan is denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company's functional currency) and is convertible into both shares and warrants. The conversion feature and the prepayment feature are measured as a single compound embedded derivative since they relate to common risks and depend on each other. The embedded derivative is initially recognized at its fair value at the date of issuance. The host contract is initially recognized as the difference between total consideration received for the convertible loans less the fair value of the embedded derivative.

If, after considering the terms of the transaction, the Company determines that the fair value of a financial instrument at initial recognition differs from the transaction price, the difference is recognized in the statement of loss and comprehensive loss only if fair value is evidenced by quoted prices or based on a valuation technique that uses only data from observable markets. In all other cases, the difference is deferred and recognized systematically to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Any subsequent measurement of the instrument excludes the balance of the deferred amount.

Transaction costs directly attributable to the issuance of convertible loans with embedded derivatives are allocated to the host contract and deducted from its initial recognition amount.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash and cash equivalents	Amortized cost
Other receivables (excluding grants)	Amortized cost
Investment in listed shares	Fair value through profit or loss

FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Borrowings	Amortized cost
Convertible Notes (debt host)	Amortized cost
Convertible Notes (embedded derivatives)	Fair value through profit or loss

3.13	SEGMENT DISCLOSURE

The Company currently operates in two segments: the Matawinie Mine Project and the Battery Material Plant project. The business segments presented reflect the management structure of the Company and the way in which the Company’s chief operating decision maker reviews business performance. The Matawinie Mine Project and Battery Material Plant project were identified as separate segments due to their specific nature. Indeed, the nature of the products and services, the production processes, regulatory environment and the targeted customers are very different for each operating segment.

The measure of profit or loss for each segment corresponds to the amounts reported for Exploration and evaluation expenses and Battery Material Plant project expenses, respectively, in the consolidated statement of loss and comprehensive loss. All the Company’s activities are conducted in Quebec, Canada.

4.ACCOUNTING STANDARDS ADOPTED AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

4.1NEW ACCOUNTING STANDARDS ADOPTED

Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 Presentation of Financial Statements with regards to disclosure of accounting policies. The amendment, effective for financial years beginning on or after January 1, 2023, requires a Company to disclose its material accounting policy information rather than its significant accounting policies. Management reviewed the accounting policies previously disclosed and adjusted consequently its disclosure to reflect only the accounting policies essential to allow the users of the financial statements to understand other material information.

Amendments to IAS 8

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. This amendment is effective for financial years beginning on or after January 1, 2023. There is no financial impact resulting from this amendment.

4.2NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for the current reporting period and have not been early adopted by the Company. These standards, amendments or interpretations, except noted below, are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

Amendments to IAS 1 Presentation of Financial Statements on classification of liabilities

Narrow-scope amendments to IAS 1 clarify when liabilities are classified as either current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.

The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for years beginning on or after January 1, 2024.

5.ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for Asset Retirement Obligation

The Company’s exploration activities are subject to several environmental protection laws and regulations. The Company accounts for management’s best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Share-Based Payments

The Company uses the Black-Scholes option pricing model in determining share-based payments, which requires a number of assumptions to be made, including the risk-free interest rate, expected life, forfeiture rate and expected share price volatility.

Tax Credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based on its best estimate and judgment at the reporting date. However, there are uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenditures as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenditures it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received because of the tax administrations’ review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for Exploration and evaluation expenditures in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

Fair Value of Embedded Derivatives

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a valuation model and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Details of the valuation model used for determining the fair value of the embedded derivatives of the Convertible Notes and the assumptions used by management are disclosed in note 15.

Management used significant judgement to determine that the fair value of the Convertible Notes on issuance does not equal the transaction price, which was primarily attributed to the warrants present in the conversion option embedded in the Convertible Notes. The resulting difference between the transaction price and the fair value on initial recognition is deferred as the fair value of the Convertible Notes is based on a valuation technique where not all the inputs are observable. The unrecognized deferred amount is recorded in the statement of loss and comprehensive loss to the extent that it arises from a change in factor that market participants would take into account when pricing the Convertible Notes.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Management has attributed the deferred amount to the host instrument and embedded derivatives proportionate to their estimated fair value on the initial recognition date. The deferred amount attributable to the embedded derivative is recorded systematically in the consolidated statements of loss and comprehensive loss over the estimated life of the instruments underlying the conversion option as management believes that time is one of the factors specific to the pricing of the conversion option.

6.CASH AND CASH EQUIVALENTS

As at December 31, 2023, cash and cash equivalents totalling $36,332 ($59,924 in 2022) consisted of cash in bank and short-term deposits. As at December 31, 2023, the Company’s cash in bank balance is comprised of $1,277 and $992 U.S. dollars ($1,312). The balance of short-term deposits is comprised of $28,439 and $4,011 U.S. dollars ($5,304).

7.INVESTMENTS – LISTED SHARES

As at December 31, 2023, investments in listed shares are composed of an equity-investment in Mason Resources Inc. (“Mason”). On July 20, 2022, the Company subscribed for 5 million common shares of Mason for a total of $2,500. The price paid to acquire the Mason shares was $0.50 per share, equivalent to the Volume-Weighted Average Price (“VWAP”) of Mason shares on the TSXV for a period of twenty trading days prior to May 15, 2022. As at December 31, 2023, Mason's stock value is $0.22 per share, resulting in a decrease in fair value of $1,425 since acquisition. For the year ended December 31, 2023, there was an increase in fair value resulting in a $275 gain presented under net financial costs in the consolidated statement of loss and comprehensive loss.

In July 2022, the Company signed an agreement providing the option to acquire 51% of the Lac Guéret property of Mason by investing $10M in exploration activities and subscribing to $5M in Mason’s shares. As at December 31, 2023, the Company incurred $409 related to the completion of the preliminary economic assessment on the Lac Guéret property. On January 31, 2024, the Company completed the asset acquisition of the Lac Guéret property. For more details on the transaction, refer to note 30 - subsequent events.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

8.PROPERTY, PLANT AND EQUIPMENT

							Battery Material
				Furniture and		Mine under	Demonstration Plant
	Land	Buildings	Equipment	other IT equipment	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2023	2,455	3,267	9,813	259	128	37,785	14,591	68,298
Additions	-	171	398	-	-	8,215	1,258	10,042
Transfers	-	-	15,139	-	-	-	(15,139)	-
Write-Off/Disposals	-	-	-	(24)	-	-	-	(24)
Balance as at December 31, 2023	2,455	3,438	25,350	235	128	46,000	710	78,316
ACCUMULATED DEPRECIATION
Balance as at January 1, 2023	-	551	3,478	97	37	-	-	4,163
Depreciation	-	228	7,245	56	24	-	-	7,553
Write-Off/Disposals	-	-	-	(19)	-	-	-	(19)
Balance as at December 31, 2023	-	779	10,723	134	61	-	-	11,697
Net book value as at December 31, 2023	2,455	2,659	14,627	101	67	46,000	710	66,619

							Battery Material
				Furniture and		Mine under	Demonstration Plant
	Land	Buildings	Equipment	other IT equipment	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2022	2,412	2,791	163	166	53	18,032	18,886	42,503
Additions	43	15	248	—	50	19,753	5,687	25,796
Transfers	—	461	9,402	93	26	—	(9,982)	—
Write-Off/Disposals	—	—	—	—	(1)	—	—	(1)
Balance as at December 31, 2022	2,455	3,267	9,813	259	128	37,785	14,591	68,298
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	—	330	19	36	15	—	—	400
Depreciation	—	221	3,459	61	23	—	—	3,764
Write-Off/Disposals	—	—	—	—	(1)	—	—	(1)
Balance as at December 31, 2022	—	551	3,478	97	37	—	—	4,163
Net book value as at December 31, 2022	2,455	2,716	6,335	162	91	37,785	14,591	64,135

[1] Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

Capitalized expenditures for the Battery Material Demonstration Plant under construction and Mine under construction are presented net of grants of $60 and $16, respectively, for the year ended December 31, 2023 ($4,109 and nil, respectively in 2022).

The amount of borrowing costs included in Mine under construction for the year ended December 31, 2023 is $825 (nil for the year ended December 31, 2022). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the year ended December 31, 2023.

During the quarter ended June 30, 2023, the Company placed in service both the Coating Demonstration Plant and a second unit for the Shaping Demonstration Plant representing a total amount of $11,767 and $3,372 respectively. As a result, $15,139 was transferred from the Battery Material Demonstration Plant under construction category towards the Equipment category.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

9.INTANGIBLE ASSETS

In 2019, the Company and Hydro-Quebec (“HQ”) signed a license agreement by which the Company is allowed to use HQ’s patented technologies for the micronization, spheronization, purification, and coating to serve the lithium-ion battery market. The Company paid US $2 million ($2,562) for the use of the patents which have different expiry dates between October 24, 2021, to June 7, 2028. The license was capitalized as an intangible asset and will be amortized over the life of the underlying patents.

Licenses
$
COST
Balance as at January 1, 2023	1,220
Write-off of assets	(1,028)
Balance as at December 31, 2023	192
ACCUMULATED DEPRECIATION
Balance as at January 1, 2023	1,038
Amortization	123
Write-off of assets	(1,028)
Balance as at December 31, 2023	133
Net book value as at December 31, 2023	59

Licenses
$
COST
Balance as at January 1, 2022	1,604
Write-off of assets	(384)
Balance as at December 31, 2022	1,220
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	1,123
Amortization	299
Write-off of assets	(384)
Balance as at December 31, 2022	1,038
Net book value as at December 31, 2022	182

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

10.RIGHT-OF-USE ASSETS

The Company has lease contracts for various items of mining equipment and buildings used in its operations. Leases of rolling stocks generally have lease terms between two and three years, while buildings generally have lease terms between two and ten years.

Set below are the carrying amounts of Right-of-use assets and the movement during the years.

	Buildings	Rolling stocks	Total
	$	$	$
COST
As at January 1, 2023	3,406	71	3,477
Remeasurement of lease	(300)	—	(300)
As at December 31, 2023	3,106	71	3,177
ACCUMULATED DEPRECIATION
As at January 1, 2023	799	22	821
Depreciation	442	30	472
As at December 31, 2023	1,241	52	1,293
Net book value as at December 31, 2023	1,865	19	1,884

	Buildings	Rolling stocks	Total
	$	$	$
COST
As at January 1, 2022	2,715	164	2,879
New leases	451	—	451
End of leases	(205)	(49)	(254)
Remeasurement of lease	445	(44)	401
As at December 31, 2022	3,406	71	3,477
ACCUMULATED DEPRECIATION
As at January 1, 2022	553	72	625
Depreciation	451	43	494
End of leases	(205)	(49)	(254)
Remeasurement of lease	—	(44)	(44)
As at December 31, 2022	799	22	821
Net book value as at December 31, 2022	2,607	49	2,656

Included in the depreciation of Right-of-use assets for the year is $219 ($250 in 2022) that has been included under the Evaluation and exploration expenses and $162 ($162 in 2022) that have been included under the Battery Material Plant project expenses line in the consolidated statements of loss and comprehensive loss.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
	$	$
Trade payable and accrued liabilities	6,919	12,825
Wages and benefits liabilities	2,751	2,524
Other payables	128	80
Accounts payable and accrued liabilities	9,798	15,429

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

12.GRANTS RECEIVABLE AND OTHER CURRENT ASSETS

	December 31, 2023	December 31, 2022
	$	$
Grants receivable	1,182	3,957
Deferred expenses	87	-
Other receivables	65	26
Grants receivable and other current assets	1,334	3,983

Grants

In August 2019, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $4,250. The SDTC decided in March 2021 to increase the grant by an additional $223. This grant supported the Company to build and to operate the Purification Demonstration Plant in Bécancour. As at December 31, 2023, the balance of grants receivable related to this program is $425 ($425 in 2022).

The Company completed the closing of another grant agreement in August 2022 with SDTC for a total of $5,750. This grant will financially support the Company to build and operate the Coating Demonstration Plant in Saint-Michel-des-Saints. During the year 2023, the Company received a payment of $2,322. As at December 31, 2023, the balance of grants receivable related to this program is nil ($862 in 2022).

In April 2020, the Company completed the closing of a grant agreement with Transition énergétique Québec (“TEQ”), a Quebec government funded program, to financially support the building and operating of the Purification Demonstration Plant in Bécancour. This additional grant of $3,000 was secured via TEQ’s Technoclimat program. During the year 2023, the Company received a payment of $450. As at December 31, 2023, the balance of grants receivable related to this program is $300 ($750 in 2022).

The Company entered into another grant agreement effective January 2022 with TEQ for a total of $3,000. This grant will financially support the Company to build and to operate the Coating Demonstration Plant in Saint-Michel-des-Saints. During the year 2023, the Company received a payment of $1,950. As at December 31, 2023, the balance of grants receivable related to this program is nil ($1,378 in 2022)

The remaining $457 grants receivable as at December 31, 2023 is composed of various other grant programs that will be received and the Company has reasonable assurance that it will continue to comply with the conditions associated with these grants.

Deferred Grants

As at December 31, 2023, the Company has $1,255 recorded as deferred grants in current liabilities in connection with the SDTC and TEQ program related to the Coating Demonstration Plant in Saint-Michel-des-Saints.

13.LEASE LIABILITIES

	December 31, 2023	December 31, 2022
	$	$
Opening balance	2,817	2,323
New liabilities and modifications of leases	(300)	880
Principal repayment	(430)	(386)
Ending balance	2,087	2,817
Current portion	451	431
Non-current portion	1,636	2,386

The Company elected not to apply the IFRS 16 leases requirement for its leases with terms of 12 months or less and the leases for which the underlying asset is of low value. A total of $393 was expensed in the statement of loss and comprehensive loss for the year ended December 31, 2023 in connection with those exemptions ($629 in 2022).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

14.BORROWINGS

	December 31, 2023	December 31, 2022
	$	$
Opening balance	1,988	2,129
Repayments	(282)	(208)
Interest	52	67
Ending balance	1,758	1,988
Current portion	480	225
Non-current portion	1,278	1,763

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company may pay the balance of principal, in whole or in part, at any time without penalty.

During March 2021, the Company received $1,350 as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and is repayable in 60 equal monthly installments starting October 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $325. Also, during December 2021, the Company received the remaining $150, which was measured at the present value using the same interest rate, thus resulting in a loan valued at $119. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $31.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

15.CONVERTIBLE NOTES

US$50 Million Convertible Notes with Mitsui, Pallinghurst and Investissement Québec

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization [2]	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624

[1]Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

[2]The amortization for the year ended December 31, 2023 includes an additional amount of $809 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the Exchange’s approval; and
-	Increasing the interest rate to the greater of (a) the 3-month CME Term SOFR plus 5% and (b) 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interests paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to TSXV’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s Market Price as defined in TSXV rules, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

The Notes represent a hybrid financial instrument with multiple embedded derivatives requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the aggregate conversion and prepayment options (the “Embedded Derivatives”) are classified at fair value through profit and loss (FVTPL).

The fair value of the Notes at inception was estimated at $77.7 million (US$57.8 million) and determined using a valuation model which required the use of significant unobservable inputs. The Company identified a difference between the transaction price and the fair value of $10.5 million (US$7.8 million). The difference has been allocated on a pro-rata basis to the Host and the Embedded Derivatives based on their relative estimated fair values. The portion allocated to the Host has been integrated in its initial carrying amount. The Company believes that time value is an important factor in the estimation of the Embedded Derivatives’ fair value. Therefore, the unrecognized deferred amount attributed thereto is recognized on a straight-line basis in the statement of loss and comprehensive loss over the estimated life of the combined conversion option and underlying warrants.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2023, the interest coupon totalled an aggregate amount of $6,863 (US$5,084) ($829 (US$612) for the year ended December 31, 2022) and the Company elected to pay the interest coupon with 1,634,827 common shares which will be issued at maturity or conversion of the Notes. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensibility analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2022	possible change	US$ (Derivative liability)	December 31, 2023	possible change	US$ (Derivative liability)
Observable inputs
Share price	US$3.82	+/- 10%	+3.6M/-1.9M	US$2.61	+/- 10%	+0.4M/-0.3M
Foreign Exchange rate	1.35	+/- 5%	+/- 0.5M	1.32	+/-5%	+/-0.1M
Unobservable inputs
Expected volatility	50%	+/- 10% (absolute)	+3.2M/-1.7M	48%	+/- 10%	+0.1/-0.3M
Credit spread	9%	+/- 1% (absolute)	+/- 0.3M	5%	+/-5%	+/-0.03M

[1]Holding all other variables constant.

16.ASSET RETIREMENT OBLIGATION

	December 31, 2023	December 31, 2022
	$	$
Opening balance	952	1,009
New obligations	-	46
Change in estimate	18	(120)
Accretion expense	17	17
Ending balance	987	952

The Company has determined the fair value of its rehabilitation obligation by using a discount rate of 4.93% (5.26% in 2022), assuming reclamation work would be completed in 28 years. The liabilities accrete to their future value until the obligations are due. The estimated rehabilitation obligation will increase as the construction of the Matawinie Mine progresses.

17.EQUITY

17.1 SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the years ended
	December 31, 2023	December 31, 2022
Shares issued at the start of the period	55,873,898	55,118,316
Shares issued from offering	4,850,000	502,082
Options exercised	180,000	253,500
Shares issued at the end of period	60,903,898	55,873,898

From January 21, 2022 to December 31, 2022, the Company issued 502,082 common shares at an average price of $7.94 for gross proceeds of $3,987, commissions of $100, for total net proceeds of $3,887, in connection with the at-the-market equity offering (“ATM offering”) in place at that time. The ATM program has not been reactivated since Q1-2023 with no securities issued in 2023.

On April 17, 2023, the Company concluded an underwritten public offering agreement for 4,850,000 common shares, at a price of US$4.55 per share for gross proceeds of $29.6M (US$22M). The offering was conducted on a bought deal basis and the Company incurred underwriter fees equal to 6% of the gross proceeds.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

17.2 LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders and weighted average number of shares outstanding, including shares to be issued for payment of interest on the convertible notes.

The calculation of diluted loss per share takes into account the effects of all dilutive potential ordinary shares.

	For the years ended
	December 31, 2023[ii]	December 31, 2022
Loss attributable to the ordinary equity holders of the Company	55,983	47,714
Gain on change in fair value of embedded derivatives[i], net of interest expense associated with debt host	—	(3,850)
Loss attributable to the ordinary equity holders of the Company used in calculation of the diluted loss per share	55,983	51,564

Basic weighted average number of shares outstanding	60,089,151	55,600,636
Dilutive effect of 2022 Convertibles Notes	—	1,452,055
Dilutive weighted average number of shares outstanding	60,089,151	57,052,691

Basic loss per share	0.93	0.86
Diluted loss per share	0.93	0.90

[i] Excludes the portion of the change in fair value of the embedded derivative attributable to the underlying warrants.

[ii] There was no dilutive impact on 2023, therefore, no adjustment made.

The other potentially dilutive instruments, namely the options, the underlying warrants of the Convertible Notes are anti-dilutive for all years presented.

17.3 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows for the years ended December 31, 2023 and 2022:

		December 31, 2023		December 31, 2022
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	3,911,804	7.42	2,352,249	7.07
Granted	2,088,548	5.51	2,219,304	8.13
Exercised	(180,000)	3.20	(253,500)	2.90
Expired	(337,000)	6.52	(385,000)	12.21
Forfeited	(87,000)	5.39	(21,249)	9.47
Cancelled	(487,804)	8.20	—	—
Ending balance	4,908,548	6.79	3,911,804	7.42
Options that can be exercised	2,824,000	7.64	2,872,500	7.22

The weighted average share price at the time of exercise for 2023 is $4.52 ($7.91 in 2022).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

On February 17, 2023, the TSXV approved the cancellation of 487,804 options (initial options) previously issued to consultants and which were replaced with the grant of 453,048 new options (replacement options). The options have been issued as a consideration to secure project financing for the Matawinie Mine and the Battery Material Plant projects. The initial options had an exercise price of $8.20 and vested on the closing of the project financing subject to expiry on March 28, 2023. The replacement options have an exercise price of $8.20, vest on the closing of the project financing (no later than March 28, 2025) and will expire two years following the vesting of those options (no later than March 28, 2027). The incremental fair value of this modification is $1,036, which was measured using the Black-Sholes option pricing model based on the assumptions below and is being recognized as an expense over the period from the modification date to the end of the extended vesting period.

●Stock price: $8.20

●Expected volatility: 93%

●Risk-free rate: 3.79%

●Expected dividend: nil

The expense representing the fair value of the initial options granted will continue to be recognized as if the terms had not been modified.

The details of the share options granted by the Company are as follows for the years ended December 31, 2023 and 2022:

	For the years ended
	December 31, 2023	December 31, 2022
Directors	212,500	247,500
Officers	600,000	525,000
Employees	800,000	682,000
Consultants	476,048	764,804
Total granted share options	2,088,548	2,219,304

Apart from the replacement options described above, the vesting period for the options granted during 2023 are done in two annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $5.51 ($8.13 for 2022) per common share, for a period of 4.49 years (4.11 years in 2022). Total expenses arising from share-based transactions recognized during the year amount to $3,569 ($9,628 in 2022) out of which $507 ($922 in 2022) have been capitalized in property, plant and equipment.

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2023	2022
Share price at date of grant	$5.51	$8.13
Expected life	4.49 years	4.11 years
Risk-free interest rate	3.11%	2.33%
Expected volatility	74.03%	81.49%
Expected dividend	Nil	Nil
Fair value per option	$3.22	$4.79

The expected annualized volatility was based on historical data for the Company. The fair value of the share options is amortized over the vesting period, considering expected forfeitures. The strike price of share options issued are exercisable at the share’s closing price on the last trading day prior to the grant.

			As at December 31, 2023
			Weighted average
			exercise price
Expiration date	Total number	Total exercisable	$
2024	397,500	397,500	4.65
2025	737,500	737,500	3.21
2026	913,048	460,000	12.27
2027	1,289,000	1,229,000	8.08
2028	1,571,500	—	4.76
Ending balance	4,908,548	2,824,000	6.79

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

18.EXPLORATION AND EVALUATION EXPENSES

		For the years ended
	December 31, 2023	December 31, 2022
	$	$
Wages and benefits	3,087	3,274
Share-based compensation	511	898
Engineering	—	162
Consulting fees	1,636	554
Materials, consumables, and supplies	630	824
Maintenance and subcontracting	782	1,252
Geology and drilling	19	31
Utilities	360	420
Depreciation and amortization	265	283
Other	253	95
Uatnan Mining Project	100	309
Grants	(119)	(37)
Tax credits	1,932	(638)
Exploration and evaluation expenses	9,456	7,427

The exploration and evaluation expenses relate to the Matawinie Mine in Saint-Michel-des-Saints, with the exception of fees for the preliminary economic assessment of the Uatnan Mining Project in relation with the Mason transaction (see note 7).

19.BATTERY MATERIAL PLANT PROJECT EXPENSES

		For the years ended
	December 31, 2023	December 31, 2022
	$	$
Wages and benefits	4,608	2,698
Share-based compensation	326	534
Engineering	7,638	8,895
Consulting fees	964	914
Materials, consumables, and supplies	2,101	920
Maintenance and subcontracting	2,410	1,180
Utilities	515	553
Depreciation and amortization	7,635	4,028
Other	202	146
Grants	(995)	(506)
Tax credits	(2,460)	(272)
Battery Material Plant project expenses	22,944	19,090

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

20.GENERAL AND ADMINISTRATIVE EXPENSES

		For the years ended
	December 31, 2023	December 31, 2022
	$	$
Wages and benefits	6,993	7,083
Share-based compensation	2,224	7,274
Professional fees	2,814	1,435
Consulting fees	2,175	2,618
Travelling, representation and convention	964	668
Office and administration	6,848	8,862
Stock exchange, authorities, and communication	442	462
Depreciation and amortization	248	246
Loss on asset disposal	5	-
Other financial fees	21	26
Grants	(30)	-
General and administrative expenses	22,704	28,674

21.NET FINANCIAL COSTS (INCOME)

		For the years ended
	December 31, 2023	December 31, 2022
	$	$
Foreign exchange loss (gain)	(1,229)	453
Interest income	(2,698)	(701)
Interest expense on lease liabilities	18	19
Change in fair value - listed shares	(275)	1,700
Change in fair value - embedded derivative and deferred amount amortization	(6,596)	(11,059)
Accretion on borrowings and notes	4,326	816
Interest on borrowings and notes	6,933	895
Net financial costs (income)	479	(7,877)

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

22.INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26.5% (26.5% in 2022) to loss before income taxes as a result of the following:

	December 31, 2023	December 31, 2022
	$	$
Loss before income taxes	(55,583)	(47,314)
Tax recovery computed at applicable statutory tax rate	26.50%	26.50%
Tax expense at combined statutory rate	(14,729)	(12,538)
Increase (decrease) in income taxes resulting from:
Temporary difference not recorded	13,988	10,018
Share-based payments	811	2,307
Non-deductible expenses	(339)	325
Mining royalties	400	400
Non-taxable mining duties	258	(108)
Other	12	(4)
Income tax	400	400
Composition of deferred income taxes in the income statement:
Taxes payable	400	400
Income tax	400	400

As at December 31, 2023, temporary differences for which the Company has recognized deferred tax assets and liabilities are as follows:

		Recognized in the	Recognized in other	Recognized in
	Opening balance	net earnings	comprehensive income	Equity	Closing balance
Property, plant and equipment and Intangible assets	—	(9,711)	—	—	(9,711)
Right-of-use assets	—	(1,884)	—	—	(1,884)
Unrealized foreign exchange gain on convertibles notes	—	(1,075)	—	—	(1,075)
Convertible notes	(9,693)	5,373	—	—	(4,320)
Exploration and evaluation expenses	9,693	7,297	—	—	16,990

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2023 and 2022, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
	$	$
FEDERAL
Exploration and evaluation expenses	61,343	44,572
Property and equipment	—	3,080
Equity investment	2,071	2,346
Asset retirement obligation	987	952
Share issue expenses	5,380	5,102
Research and development expenses	23,258	19,412
Non-capital losses	105,528	69,792
Unrealized foreign exchange loss on convertible notes	—	519
Lease liabilities	2,087	—
Other	6	273
	200,660	146,048
PROVINCIAL
Exploration and evaluation expenses	58,187	41,796
Property and equipment	—	3,080
Equity investment	2,071	2,346
Asset retirement obligation	987	952
Share issue expenses	5,380	5,102
Research and development expenses	30,077	25,158
Non-capital losses	103,506	68,341
Unrealized foreign exchange loss on convertible notes	—	519
Lease liabilities	2,087	—
Other	6	273
	202,301	147,567

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

As at December 31, 2023, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
2023	2043	34,485	34,485
2022	2042	24,043	23,392
2021	2041	19,469	18,562
2020	2040	10,836	10,546
2019	2039	5,381	5,457
2018	2038	4,137	4,044
2017	2037	2,526	2,578
2016	2036	1,544	1,399
2015	2035	873	844
2014	2034	662	644
2013	2033	747	738
2012	2032	765	757
2011	2031	61	59

The Company has investment tax credit carryovers of $4,725 ($3,698 in 2022) that expire between 2036 and 2042, which are available to reduce income taxes payables in future years.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

23.ADDITIONAL CASH FLOW INFORMATION

			For the years ended
		December 31, 2023	December 31, 2022
		$	$
Grants receivable and other current assets	12	(147)	401
Deferred grants	12	170	20
Mining tax credits		(528)	(353)
Sales taxes receivable		911	30
Prepaid expenses		1,064	(370)
Accounts payable and accrued liabilities	11	608	(2,796)
Total net change in working capital		2,078	(3,068)

Income tax received		—	558
Interest paid		70	69

Non-cash investing and financing activities
Property, plant and equipment included in accounts payable and accrued liabilities		1,806	7,447
Deferred expenses included in accounts payable and accrued liabilities		87	—
Share issue costs included in accounts payable and accrued liabilities		—	8

24.RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

		For the years ended
	December 31, 2023	December 31, 2022
	$	$
Key management compensation
Employee benefit expenses	2,212	2,641
Share-based payments	1,377	3,722
Board fees	880	829

In addition to transactions with Pallinghurst and Investissement Québec disclosed previously in the consolidated financial statements and in accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

In November 2022, the Company closed a private placement of unsecured convertible notes for aggregate gross proceeds of US$50M with Mitsui, Pallinghurst and Investissement Québec. Of the US$50M, Pallinghurst and Investissement Québec each subscribed for US$12.5M. The notes carry a quarterly coupon interest payment, refer to note 15 – convertible notes.

Severance

The Company has commitments under certain management contracts with key executives. Minimum commitments under these contracts are approximately $2,428 ($2,150 in 2022). These contracts require additional minimum payments of approximately $4,927 ($4,379 in 2022) to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

25.INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity, borrowings, leases and convertible notes which totals $111,899 as at December 31, 2023 ($133,673 in 2022).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration, evaluation and development of mineral properties and the Battery Material Plant project. It manages its capital structure and adjusts based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements. Changes in capital are described in the consolidated statements of changes in equity and notes 13, 14 and 15.

The properties in which the Company currently has an interest are in the development stage; as such, the Company is dependent on external financing to fund its activities. To carry out the planned development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

26.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

CLASSIFICATION AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the profit or loss or in other comprehensive income. These categories are financial assets and financial liabilities at FVTPL, financial assets at amortized cost, and financial liabilities at amortized cost. The following tables show the carrying values and the fair value of assets and liabilities for each of these categories.

		As at December 31, 2023
		At fair value through
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents	6	—	36,332	36,332
Other receivables (excluding grants)		—	65	65
Investments – Listed shares	7	1,075	—	1,075
Total financial assets		1,075	36,397	37,472

FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	11	—	9,798	9,798
Borrowings	14	—	1,758	1,758
Convertible Notes	15	—	53,624	53,624
Total financial liabilities		—	65,180	65,180

		As at December 31, 2022
		At fair value through
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents	6	—	59,924	59,924
Other receivables (excluding grants)		—	27	27
Investments – Listed shares	7	800	—	800
Total financial assets		800	59,951	60,751

FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	11	—	15,429	15,429
Borrowings	14	—	1,988	1,988
Convertible Notes	15	6,727	49,817	56,544
Total financial liabilities		6,727	67,234	73,961

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

FINANCIAL RISKS

Fair Value

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $66,227 (US$50,073) as at December 31, 2023 ($59,296 and US$43,778 as at December 31, 2022) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable (refer to note 3.12).

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	1,075	—	—	1,075
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 15)	—	—	—	—

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	800	—	—	800
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 15)	—	—	6,727	6,727

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2023 (none in 2022).

Financial Instruments Measured at FVTPL

Investments – Listed Shares

Equity instruments publicly listed are classified as Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

Liquidity Risk

Liquidity risk is the risk that the Company encounters difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern (see note 1).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2023, all of the Company’s short-term liabilities totalled $11,984 ($16,105 in 2022), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

	As at December 31, 2023
	Carrying	Contractual	0 to 12	12 to 24	More than
	amount	cash flow	months	months	24 months
Accounts payable and accrued liabilities	9,798	9,798	9,798	—	—
Lease liabilities	2,087	2,416	545	529	1,342
Borrowings	1,758	1,979	577	577	825
Convertible Notes – Host[i]	53,624	66,129	—	66,129	—

[i]The Convertible Notes are translated at the spot rate as of December 31, 2023

The Company has one variable lease agreement that is indexed to the consumer price index, on March 31 of each year.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to cash and cash equivalents and receivables. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks and guaranteed deposits in credit unions.

Currency Risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars and, the Company holds cash balances denominated in U.S dollars. Also, the convertible notes are denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange revaluation.

Currently, the Company has no hedging contracts in place and therefore is exposed to the foreign exchange rate fluctuations. The strengthening of the U.S. dollar would negatively impact the Company’s net income and cash flows while the strengthening of the Canadian dollar would increase its net income and cash flows.

As at December 31, 2023 and 2022, the balances in U.S. dollars held by the Company were as follows:

	As at December 31, 2023	As at December 31, 2022
	$	$
Cash and cash equivalents in U.S. dollars	5,003	10,928
Accounts payable in U.S. dollars	(765)	(407)
Convertible notes – Host in U.S. dollars	(40,545)	(36,780)
Net exposure, in U.S. dollars	(36,307)	(26,259)
Equivalent in Canadian dollars	(48,018)	(36,307)

Increase in net loss with a 5% appreciation in the U.S. dollar	(2,401)	(1,778)
Decrease in net loss with a 5% depreciation in the U.S. dollar	2,401	1,778

See note 15 for the Embedded Derivatives.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company is exposed to interest rate risk primarily on its convertible notes bearing interest at variable rates and does not take any particular measures to protect itself against fluctuations in interest rates. With the exception of the convertible notes, the Company’s financial assets and financial liabilities are not significantly exposed to interest rate risk because either they are short-term in nature or because they are non-interest bearing.

The convertible notes bear a quarterly coupon interest payment of the greater between the 3-month CME Term SOFR plus 5% and 7%. Based on the balance of the convertible notes as at December 31, 2023, the impact of a 1% shift in interest rate, on net financial expenses over a 12-month horizon would amount to approximately $681 (US$515) ($695 (US$513) in 2022). See note 15 for the interest rate risk on the embedded Derivatives.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

27.ADDITIONAL SEGMENT INFORMATION

	December 31, 2023
	Matawinie Mine	Battery Material	Corporate	Total
	Project	Plant project
Total property, plant and equipment	46,188	17,173	3,258	66,619
Total liabilities	4,942	7,571	56,996	69,509

	December 31, 2022
	Matawinie Mine	Battery Material	Corporate	Total
	Project	Plant project
Total property, plant and equipment	39,597	21,289	3,249	64,135
Total liabilities	8,022	3,808	65,920	77,750

28.COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at December 31, 2023, the Company had issued $2,944 of purchase orders for the acquisition of property, plant and equipment and $3,102 in relation to the operations.

Royalty

The Company issued a 3% net smelter royalty (“NSR”) over the Matawinie Property to Pallinghurst for an aggregate purchase price of $4,306. The Royalty agreement is subject to a 1% Buyback right in favor of the Company for a price of $1,306 plus an amount equal to interest accrued at a rate of 9% per annum from and after the closing of the Royalty Agreement on August 28, 2020 up to the Buyback consideration date. The original agreement was amended on August 18, 2023 to extend the duration of the Buyback option by an additional year, bringing the termination date to August 28, 2024.

Matawinie Property

A large part of the property is subject to a 0.2% NSR owned by Pallinghurst, which can be purchased by the Company for $200.

Collaboration and Sharing of Benefits

On January 23, 2020, the Company signed a benefit-sharing agreement with the municipality of Saint-Michel-des-Saints as part of the Matawinie Property. Through this agreement and throughout the mine’s commercial operating life, the Company will contribute up to 2% of its net future positive cash flow after taxes to the municipality, subject to a minimum payment of $400, annually.

29.COMPARATIVE FIGURES

The Company added a new category of expense namely "Utilities" within Note 8 "Battery Material Plant Project Expenses". Consequently, comparative figures have been reclassified to conform to the current year presentation. The reclassification had no impact on the net loss.

30.SUBSEQUENT EVENTS

On January 31, 2024, the Company closed the acquisition of the Lac Guéret property with Mason through an asset acquisition consisting mostly of 74 map-designated claims. The consideration for the asset acquisition was 6,208,210 common shares of the Company, at $3 per share, representing a total aggregated amount of $18.6 million. A subsequent payment of $5 million will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

In February 2024, NMG entered into multiyear offtake agreements for its planned Phase-2 fully integrated projects with Panasonic Energy and GM. On February 28, 2024, the Company completed a private placement for aggregate gross proceeds of $67.9 million (US$50 million), with GM and Panasonic. Each party subscribed for 12,500,000 Common Shares and 12,500,000 warrants with an exercise price of US$2.38.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

On February 14, 2024, the Company secured a private placement of 18,750,000 Common Shares and 18,750,000 Warrants with Mitsui and Pallinghurst to surrender and cancel their convertibles notes dated November 8, 2022 (presented in note 15 of the consolidated financial statements), for a total value of $50.6 million (US$37.5 million) in accordance with the subscription agreements entered between the Company. The Company anticipates closing its private placement upon receipt of the required regulatory approvals and satisfaction of the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.